Filed pursuant to Rule 433

Registration No. 333-281553

Dated March 6, 2025

$500,000,000 5.231% Fixed-to-Floating Rate Senior Notes due 2031 (the “senior notes”)

$750,000,000 6.254% Fixed-to-Fixed Rate Subordinated Notes due 2040 (the “subordinated notes”

and, together with the senior notes, the “notes”)

Pricing Term Sheet

Terms Applicable to the Senior Notes

Issuer:	First Citizens BancShares, Inc. (“BancShares”)

Security:	5.231% Fixed-to-Floating Rate Senior Notes due 2031

Legal Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000

Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P)

Trade Date:	March 6, 2025

Settlement Date**:	March 12, 2025 (T+4) (“senior notes issue date”)

Maturity Date:	March 12, 2031 (“senior notes maturity date”)

Benchmark Treasury:	UST 4.000% due February 28, 2030

Benchmark Treasury Price and Yield:	99-23 1⁄4; 4.061%

Spread to Benchmark Treasury:	+117 bps

Fixed Rate Period:	The period from (and including) the senior notes issue date to (but excluding) March 12, 2030.

Floating Rate Period:	The period from (and including) March 12, 2030 to (but excluding) the senior notes maturity date.

Interest Rate:

From (and including) the senior notes issue date to (but excluding) March 12, 2030, or the date of earlier redemption (the “senior notes fixed rate period”), interest on the senior notes will be payable at a rate of 5.231% per annum.

From (and including) March 12, 2030 to (but excluding) the senior notes maturity date or the date of earlier redemption (the “senior notes floating rate period”), the interest rate on the senior notes will be equal to the Benchmark (as defined below) plus 141 basis points per annum.

Interest Payment Dates:

Fixed Rate Period

Semi-annually in arrears on each March 12 and September 12, commencing on September 12, 2025, and ending on March 12, 2030 or the date of earlier redemption (each, a “senior notes fixed rate interest payment date”).

Floating Rate Period

Quarterly in arrears on June 12, 2030, September 12, 2030, December 12, 2030 and on the senior notes maturity date or the date of earlier redemption (each, a “senior notes floating rate interest payment date”).

Floating Rate Interest Period:	During the senior notes floating rate period, the period beginning on (and including) a senior notes floating rate interest payment date and ending on (but excluding) the next succeeding senior notes floating rate interest payment date or the senior notes maturity date or date of redemption (each, a “floating rate interest period”); provided that the first floating rate interest period will begin on (and include) March 12, 2030 and will end on (but exclude) the first senior notes floating rate interest payment date.

Interest Determination Date:	The second U.S. Government Securities Business Day preceding the applicable senior notes floating rate interest payment date (each, an “Interest Determination Date”).

Record Date:	The fifteenth calendar day (whether or not a Business Day) preceding the related senior notes fixed rate interest payment date or senior notes floating rate interest payment date, as applicable.

Benchmark:	The “Benchmark” means, initially, the Compounded SOFR Index Rate; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

Redemption:

On or after September 8, 2025 (180 days after the senior notes issue date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to March 12, 2030 (one year prior to the senior notes maturity date (the “senior notes First Par Call Date”)), we may redeem the senior notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the senior notes matured on the senior notes First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to (but excluding) the date of redemption, and

(2) 100% of the principal amount of the senior notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to (but excluding) the redemption date.

On the senior notes First Par Call Date, we may redeem the senior notes, in whole but not in part, and on or after February 12, 2031 (one month prior to the senior notes maturity date), we may redeem the senior notes, in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the senior notes being redeemed, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	BancShares intends to use the net proceeds from this offering for general corporate purposes, which may include, among other uses, the partial or full redemption of certain outstanding long-term debt.

Price to Public:	100.000%

Underwriters’ Discounts:	0.350% of principal amount

Proceeds to Issuer (after underwriters’ discounts, but before expenses):	$498,250,000

CUSIP/ISIN:	31959X AC7 / US31959XAC74

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Piper Sandler & Co. U.S. Bancorp Investments, Inc.

Conflicts of Interest:	An affiliate of U.S. Bancorp Investments, Inc. will be the trustee, paying agent and calculation agent with respect to the senior notes.

Terms Applicable to the Subordinated Notes

Issuer:	First Citizens BancShares, Inc. (“BancShares”)

Security:	6.254% Fixed-to-Fixed Rate Subordinated Notes due 2040

Legal Format:	SEC Registered

Aggregate Principal Amount:	$750,000,000

Expected Ratings*:	Baa2 (Moody’s) / BBB- (S&P)

Trade Date:	March 6, 2025

Settlement Date**:	March 12, 2025 (T+4) (“subordinated notes issue date”)

Maturity Date:	March 12, 2040 (“subordinated notes maturity date”)

Benchmark Treasury:	UST 4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	102-23+; 4.284%

Spread to Benchmark Treasury:	+197 bps

Interest Rate:	From (and including) the subordinated notes issue date to (but excluding) March 12, 2035 (the “subordinated notes reset date”) or the date of earlier redemption, the interest on the subordinated notes will be payable at a fixed rate of 6.254% per annum, and from (and including) the subordinated notes reset date to (but excluding) the subordinated notes maturity date or the date of earlier redemption at a rate per annum which will be the Five-year U.S. Treasury Rate as of the day falling two Business Days prior to the subordinated notes reset date, plus 197 basis points per annum.

Interest Payment Dates:	Interest on the subordinated notes will be payable semi-annually in arrears on each March 12 and September 12 of each year and on any redemption date (each, a “subordinated notes interest payment date”), commencing on September 12, 2025, and ending on the subordinated notes maturity date or date of earlier redemption.

Record Date:	The fifteenth calendar day (whether or not a Business Day) preceding the related subordinated notes interest payment date.

Redemption:

We may, at our option, redeem the subordinated notes in whole, but not in part, during the three months prior to and including the subordinated notes reset date, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the subordinated notes, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

We may also, at our option, redeem the subordinated notes, in whole or in part, on or after September 12, 2039 (six months prior to the subordinated notes maturity date), at any time and from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

We may, at our option, redeem the subordinated notes, in whole, but not in part, at any time before the subordinated notes maturity date, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a “Tax Event” occurs, (ii) a “Tier 2 Capital Event” occurs, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the subordinated notes, plus any accrued and unpaid interest to (but excluding) the date of redemption.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	BancShares intends to use the net proceeds from this offering for general corporate purposes, which may include, among other uses, the partial or full redemption of certain outstanding long-term debt.

Price to Public:	100.000%

Underwriters’ Discounts:	0.450% of principal amount

Proceeds to Issuer (after underwriters’ discounts, but before expenses):	$746,625,000

Subordination:	The subordinated notes will be unsecured, subordinated obligations of BancShares.

CUSIP/ISIN:	31959X AF0 / US31959XAF06

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Piper Sandler & Co. U.S. Bancorp Investments, Inc.

Conflicts of Interest:	An affiliate of U.S. Bancorp Investments, Inc. will be the trustee, paying agent and calculation agent with respect to the subordinated notes.

*

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**

We expect that delivery of the notes will be made against payment for the notes on or about March 12, 2025, which will be the fourth business day following the trade date of March 6, 2025 (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the notes will initially settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated March 6, 2025 (the “Preliminary Prospectus”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Other information (including other financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not otherwise defined have the meanings given to them in the Preliminary Prospectus. BancShares has filed a registration statement on Form S-3 (Registration No. 333-281553), including the Preliminary Prospectus and an accompanying base prospectus, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the base prospectus and other documents that BancShares has filed with the SEC for more complete information about BancShares and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, BancShares, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying base prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC toll-free at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

5